EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-126587 on Form S-8 of our reports, (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,” effective December 31, 2006 and Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, effective January 1, 2006) relating to the consolidated financial statements of Rockville Financial, Inc. and report of management on the effectiveness of internal controls over financial reporting dated March 15, 2007, appearing in the Annual Report on Form 10-K of Rockville Financial, Inc. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
March 15, 2007